August 29, 2005

VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Mr. Eric McPhee
United States Security and
  Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

    Re:    Consolidated-Tomoka Land Co.
           Form 10-K for the year ended December 31, 2004
           Filed March 14, 2005
           File No. 0-5556

Dear Mr. McPhee:

On behalf of Consolidated-Tomoka Land Co. (the "Company"), I am writing in response to the comments set forth in your letter addressed to the Company dated August 22, 2005 (the "Comment Letter"), regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (the "Form 10-K"). For the convenience of the Staff of the Division of Corporation Finance, the Staff's comments are repeated below, with the Company's response to each comment set forth immediately following each comment.

Report of Independent Registered Public Accounting Firm, page F-1
-----------------------------------------------------------------

    1. Please confirm to us that you have received a signed audit report from your auditors. In future filings please include a signature with your report.

     The Company has received a signed audit report from its auditors, which is on file in the Company's corporate office. The block signature of the independent registered public accounting firm was inadvertently omitted from the Edgarized version of our Form 10-K. The Company hereby confirms that it will include a signature with the audit report in all future filings.


Note 1 Summary of Significant Accounting Policies, page F-9
-----------------------------------------------------------

Restricted Cash, page F-9
-------------------------

    2. Please tell us how long cash received from the sale of property is held and the related taxes deferred, before you determine the funds will not be eligible to be used in a like kind exchange. Additionally, please tell us what will happen to your deferred tax liability if a like kind exchange is consummated.






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    In a like-kind exchange transaction the Company has 45 days from the date of sale of the Company's property to identify replacement property, and must receive the replacement property within 180 days. If these actions are not achieved by the appropriate dates or if at any time during the 180-day period the Company determines the like-kind exchange transaction will not be completed, the restricted cash being held by a qualified intermediary is transferred to the Company and the related deferred taxes will be reclassified to currently payable.

    If a like-kind exchange is consummated, a portion of the deferred tax liability will become currently payable over the life of the property through the difference in book and tax depreciation. If the replacement property is sold any remaining deferred tax liability would be reversed at that time, assuming the sale proceeds were not reinvested utilizing another like-kind exchange.


                *       *        *        *        *

The Company acknowledges that:

              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the comments in the Comment Letter. I would appreciate it if you would let me know at your earliest convenience if you have questions about the Company's response.

     Respectfully submitted,

     CONSOLIDATED-TOMOKA LAND CO.


By: /S/Bruce W. Teeters
    -------------------
    Senior Vice President-Finance and Treasurer

cc:    [KPMG, H&K]








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